March 4, 2005


Mail-Stop 0408
Via facsimile and U.S. Mail (404) 572-6999

Mr. Albert F. Satterwhite
President and CEO
NBOG Bancorporation
807 Dorsey Street
Gainesville, GA 30501

	Re:  NBOG Bancorporation, Inc.
                    Form SB-2
                    Filed February 4, 2005
	        File No. 333-122567

Dear Mr. Satterwhite:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. Please address the following applicable comments in your Form
10-
KSB for the period ended December 31, 2004 as well as in your amended
Form SB-2.

2. Please note the updating requirements of Item 310(g) of Regulation
S-B when preparing your amended Form SB-2.



Form SB-2
Prospectus Cover Page
3. The 1.34 rights per share do not seem to reconcile with the shares
outstanding at 12/31/04 on the balance sheet. Please revise the
1.34
figure or reconcile that ratio for the staff.
4. Noting officers and directors will sell the shares, supplementally advise the staff as to what part of Rule 3a4-1 of the Exchange Act rules they will be relying upon to sell the offer.
5. We note the disclosure in the third to last paragraph that indicates that the Board has the right to accept subscriptions for unsold shares from existing shareholders and new investors. We also note the disclosure in the third to last question on page 3 and the disclosure on the bottom of page 17 and in Appendix A. Please review these disclosure to clearly and consistently explain how this will work mechanically and address such issues as how subscribers can subscribe for more than their allocation of rights and how new investors will be made aware of the offering. For example, the implication from page 17 is that the investor expresses an interest in purchasing additional shares, for which he will be billed at a later date. The implication from Appendix A is that in the original order the shareholder submits payment for all additional shares that he is willing to purchase.

Questions and Answers - page 2
6. The last paragraph on page 4 indicates that the capital was raised to add capital for 2004; however, the sale appears to have taken place on January 31, 2005. Please revise the disclosure to clarify when and why the capital was raised.
7. Revise to add the page number in the last answer on page 4.

Summary - page 5
8. Revise to add the address of the corporate offices and its complete mailing address either here or on the cover page. See
Item
503(b) of Regulation S-B.
9. Revise the "Shares of Common Stock Outstanding" to add disclosure of all outstanding warrants and options and the weighted average exercise price, not included in the 1.82 million figure.




Risk Factors - page 8
10. Revise the first risk to indicate whether or not management believes the losses will continue during the next 12 months. In addition, add disclosure of the other material reasons for the loss in 2004, such as, deterioration of credit quality resulting in an almost $2 million addition to the loan loss allowance, and almost $1 million in additional non-interest expenses.
11. Revise the last risk on page 8 to briefly describe the weaknesses found and disclose if management believes it has taken corrective actions to eliminate the weaknesses. If so, briefly describe those corrective actions.
12. Revise the first risk on page 9 to disclose whether the agreement is for a set term or is indefinite.
13. Revise the risk regarding additional capital on page 10 to indicate if management believes the proceeds from this offering, if fully subscribed, will be sufficient capital for the next 12 months.
If not, so state and disclose whether or not the Company has plans to raise additional capital in the next 12 months.
14. Revise the penultimate risk on page 11 to indicate how the Company will use the proceeds, e.g., expand loan activity, buy securities, etc.

The Rights Offering - page 13

15. Reference is made to Example #1 under "Subscription Rights" on page 13. Because there is no rounding when using 500 as an example, delete the phrase "rounded up to the nearest whole share." We suggest that you use 125 shares or 525 shares as an example, which would display to shareholders how the number gets rounded up to the nearest whole share.
16. Revise the section "Private Offering to Directors and Management" to disclose their present intentions with regards to purchasing additional shares in this offering.

17. Reference is made to Example #3. Please advise us whether or not any officer actually fell into this example of purchasing shares in the private offering for which they would not have been eligible in this offering. If this did not happen, consider deleting this example.


Plan of Distribution - page 16
18. Revise to indicate that if any agent, broker/dealer or underwriter is engaged to help sell the offering, the Company will file a post-effective amendment naming such entity and disclosing the compensation arrangements before any additional sales can occur.

Dilution - page 20
19. Revise the headings on the tables (3) at the bottom of page 20 to use "Consideration Paid" in lieu of "Tangible Equity". In addition, instead of "Equity at December 31, 2004" and "Rights Offering" use "Existing Shareholders" and "Purchasers in Rights Offering".

Use of Proceeds - page 21
20. Revise to disclose whether the entire net proceeds will be invested in the subsidiary bank and describe the bank`s intended uses, e.g., expand lending activities, buy securities, etc. If any proceeds are to be kept at the holding company level, so state and describe the uses.

Market for NBOG Common Stock - page 22
21. Revise the second sentence to disclose the weighted average exercise price.

Management`s Discussion and Analysis
Critical Accounting Policies - page 25

22. Please revise to discuss all accounting policies that you believe are critical to your financial statements. Reference to the footnotes is not sufficient because the financial statement disclosures typically do not focus on the potential variability in your estimates. Revise this section to address the following for each critical accounting policy:
* Specifically identify why each policy is considered critical by management.
* When there is more than one methodology to choose from to calculate your estimates, describe the specific method you used, and discuss the differences between that and other available alternatives.
* Describe the specific assumptions used in your estimates, discuss the potential volatility inherent in these assumptions and quantify the impact if possible.
* Discuss the impact this volatility could have on net income, and quantify the impact if possible.
* Discuss how accurate your estimates have been compared to actual expenses incurred.
Refer to Refer to Section V of Release Nos. 33-8350/34-48960.

Results of Operations - page 25

23. Revise your discussion of the allowance for loan losses to include the following:
* Specifically discuss whether the credit deterioration resulted from one or a few large loans, or many loans.
* Expand your discussion of the events and circumstances relating to the credit deterioration.

24. Please revise your discussion, here, in your discussion on page
54 and in the financial statements as appropriate, of the agreement with the Office of the Comptroller of the Currency to disclose the following:
* Discuss each specific identified weakness included in the agreement with the Office of the Comptroller of the currency.
* Discuss the specific steps you are required to take to correct identified weaknesses under the agreement.
* Disclose the steps you have already taken under the agreement, and how long you believe the entire process will take. Discuss the resulting impact of the steps you have taken so far and what you anticipate the future impact will be on your loan portfolio and credit losses.
* Disclose how you intend to restructure the bank to eliminate your identified credit deficiencies.
* Discuss the reasons why the regulators and third-party credit reviewers identified the significant credit deficiencies instead of management.

25. Noting the statement in the third paragraph that the mortgage lending division was closed, revise to expand the discussion here or in another appropriate place (Business section) why the division was closed, when it was closed, what and how the operations have changed, and the future impact on the Company. In addition, discuss the impact on future interest income and non-interest income, and how this will affect the current trends in interest income and non-interest income.
26. Noting the formal agreement with the "OCC" dated August 19, 2004;
supplementally advise the staff as to why the agreement should not be filed as an exhibit.

Provision and Allowance for Loan Losses - page 30

27. Please revise to include a description of any loans that are not currently past due, on non-accrual, or restructured where there is known information about possible credit problems of borrowers that causes you to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may become past due, placed on non-accrual or restructured. Refer to Item III
(C) (2) of Industry Guide 3.

28. Expand your discussion to address the following:
* State why the changes in the allowance for loan losses are occurring.
* Discuss the events that took place to cause such a drastic increase in the allowance.
* Specifically state if these credit declines were the result of third-party or regulatory reviews, and indicate the facts and circumstances that led to a regulatory review, or your engagement of third party credit reviewers.

29. Please revise your disclosure on page 31 to discuss how you considered the fact that you have approximately $1.7 million non-accrual loans at the end of 2004 but only $990 thousand in the allowance for loan losses.

30. Please revise your disclosure on page 31 to expand your discussion of the $405 thousand in loans past due greater than 90 days and still accruing at the end of 2003, to specifically state why these loans were not placed on non-accrual status.
31. Revise to briefly describe how the loan portfolio decreased by $14.9 million, e.g., runoff, write-offs, etc.
32. Supplementally advise the staff if the Company or Bank have any involvement with "SPE`s" or other off-balance sheet vehicles.

Non-Interest Income and Expense - page 32

33. Tell us how you considered the guidance of paragraphs 41-47 of SFAS 144, in consideration of your closure of the mortgage division.
We may have further comment based on your response.
34. Noting that the loan division was closed, revise to explain why 7 employees were added and what functions they perform, e.g., 3 in administration, 2 in servicing, etc. If the employees were added as part of the agreement with the OCC, so state.

Financial Condition - page 33

35. Please expand your discussion of the decrease in net loans to quantify, if possible, how much more of a decline you anticipate in the loan portfolio. In addition, specifically state if the decline in loans is a direct result of the regulatory order discussed on page
25.

36. Please include a discussion of your "classified and criticized assets" referred to on page 33, and disclose the balance of each type of asset.

37. Please revise your discussion of the changes in deposits to include specific details of why the decrease is occurring and if you expect this trend to continue.

Liquidity - page 36

38. Please revise your discussion to include a description of management`s plans to replace funds if the runoff in deposits continues.
39. Revise to disclose whether the Company can satisfy its cash requirements for the next 12 months, assuming full subscription of the offering.

Off Balance Sheet Arrangements - page 36

40. Please revise to include a disclosure regarding your contractual purchase obligations for architectural and construction services for the construction of your new office facility, to include a discussion of when you expect the cash outflows to occur. Refer to item
303(c)
of Regulation S-B.

Business
New Management Team - page 38
41. With regards to the four bullet points, add disclosure to briefly discuss what actions have been taken to date with regard to these items.

Management
Directors - page 44
42. Revise the Business Experience disclosures to indicate that they have held the position(s) described during the last five years. If not held for 5 years, add disclosures to each bio to disclose the business experience for the last 5 years.

Employment Agreement - page 48

43. Please describe the employment agreements that you have with current management. If there are none, please so state.

Related Party Transactions - page 48
44. With a view towards additional disclosures, supplementally advise the staff if any loans written off or impaired are with any entity related to the officers and directors, including former officers and directors.

Capital Adequacy - page 54

45. Please revise to disclose the specific steps you are taking to improve capital adequacy in order to meet your minimum capital requirements.

Common Stock - page 58

46. In the last sentence of the third paragraph, please expand to make clear that the shares that will be issued in this offering will also be fully paid and non-assessable.

Shares Eligible for Future Sale - page 62
47. Revise to disclose the status of all outstanding shares, i.e., are they all freely tradable or not.

Consolidated Financial Statements
Consolidated Balance Sheets - page F-3

48. Please revise to include the total loans, the allowance for loan losses and unearned income separately on the balance sheet. Refer to
Item 9.3.7 of Regulation S-X.

Consolidated Statements of Operations - page F-5

49. Please revise to provide additional disclosure, either on the face of the financial statements or in a footnote, of other expenses as required by Item 9.4.13 of Regulation S-X.

(1) Summary of Significant Accounting Policies

General

50. Please revise to disclose your accounting policies for Mortgage origination fees and how this accounting complies with SFAS 91.

51. Please revise to include a description of your policy for accounting for construction in progress, to include any overhead allocated, interest during construction and other carrying costs.


Investment Securities - page F-8

52. Please revise to describe how you determine the fair value of your investment securities. The disclosure should specifically confirm that you use quoted market prices when available.

53. Please revise to disclose your policy for evaluating other than temporary impairment of investment securities.

Recent Accounting Pronouncements - page F-10

54. Please revise to separately disclose all recent accounting pronouncements that are applicable to your financial statements, and disclose your assessment of the potential impact on your reported financial results. Refer to SAB Topic 11:M.

(6) Income Taxes - page F-13

55. Please revise your disclosure to provide a tabular roll forward of the valuation allowance for each period presented in the income statement.

Appendix A - page A-1
56. Revise directly above or next to the bold type, "Additional
Subscription" to state something along the lines of, "You can only subscribe for additional shares if you exercise your subscription rights above in full".

Back cover page
57. Revise the Table of Contents to include the 2 appendices.

Recent sales - page II-2
58. Revise to include a paragraph for the issuance of the 58, 499 shares in 2004.
59. Revise each paragraph to disclose the number of purchasers and for the 506 offering, revise to indicate whether the unaccredited investors were "sophisticated" as defined in Rule 506(b)(2)(ii) of Regulation D.

Closing Comment

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	Any questions regarding the accounting comments may be directed to Rebekah Moore at (202) 824-5482 or Kevin Vaughn at (202) 942-
1816.
All other questions may be directed to Michael Clampitt at (202)
942-
1772 or to me at (202) 942-2889.

						Sincerely,



						William Friar
						Senior Financial Analyst

CC: 	Via Facsimile:  (404) 572-6999
	Kathryn Knudson, LLP
	Powell Goldstein LLP
	One Atlantic Center
	Fourteenth Floor
	1201 West Peachtree Street, N.W.
	Atlanta, GA 30309-3488
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NBOG Bancorporation, Inc.
Page 11